ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 8, 2017	Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Mark Cowan, Esq.

Re:	AllianzGI Convertible & Income 2024 Target Term Fund

File Nos. 333-216945 and 811-23241

Dear Mr. Cowan:

Thank you for your letter, dated April 21, 2017 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest (the “Offering”) of AllianzGI Convertible & Income 2024 Target Term Fund (the “Fund”), which was filed with the SEC on March 24, 2017 (the “Initial Filing”).

The following sets forth the Staff’s comments and the Fund’s responses thereto. The responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, to be filed on or about May 8, 2017 (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

General

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Fund does not currently intend to submit any exemptive application or no-action request in connection with the Registration Statement.

3.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements with the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The proposed underwriting terms and arrangements relating to the Offering are currently under review by FINRA but have not yet been approved at this time. The Fund will ask the assigned FINRA examiner to notify the Staff once the examiner’s review is complete, which we expect to confirm that no objections have been raised with respect to the underwriting terms or arrangements.

Registration Statement Cover Page

4.	Comment: Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response: The Fund confirms that all shares that it issues will be registered under the Registration Statement or, if necessary, a subsequent registration statement, potentially including one filed pursuant to Rule 462(b) under the Securities Act of 1933, which will include all shares that may be issued pursuant to the Underwriters’ overallotment option.

PROSPECTUS

Front Cover Page

5.	Comment: Briefly stated, the Fund’s investment objectives are to provide a high level of current income and to return a shareholder’s Original NAV at termination. In seeking to achieve its investment objectives, the Fund intends to retain a limited portion of its net investment income each month. The Fund will declare and pay monthly income distributions to common shareholders out of its remaining net investment income. The Fund also intends to distribute, at least annually, any realized net capital gains from investment activity. However, the Fund may elect instead to retain all or a portion of such realized net capital gains and to pay taxes on the retained amount of these gains and on the retained portion of its net investment income. Please explain the advantages of an investment in the Fund compared to a fund that is designed to provide maximum levels of income that is distributed without return of original NAV, especially in light of the risk of such undistributed amounts being subject to excise tax and the potential to fail to qualify as a regulated investment company. Please also explain the types of investors to be targeted for marketing by the Fund.

Response: The Fund’s limited-term feature and its objective of returning Original NAV are expected to benefit investors, in part, by attempting to control and reduce any discount to NAV at which its shares may trade in the secondary market. It is anticipated that these features of the Fund will cause the market price of the Fund’s shares to trade in closer proximity to the NAV per share of the Fund and, as a result, may reduce the volatility of the market price and lead to a more stable product. In addition, the Fund’s limited term is designed to allow investors to receive attractive levels of income over an extended period (approximately seven years) and to then receive the Original NAV upon completion of the Fund’s stated term, which offers an advantage over other closed-end funds that may continue to trade at a discount to NAV indefinitely following their initial public offerings. The Registration Statement discloses to potential investors that the Fund’s pursuit of its objective of returning Original NAV at termination comes at the potential cost of receiving lower dividend levels than might otherwise be the case, the possible payment of excise taxes, the possible sale of portfolio securities at disadvantageous times and other potential negative consequences and risks, and also makes clear that the Fund’s ability to return Original NAV is not a guarantee and that investors may receive less than the Original NAV upon termination. See, e.g., “Risk Factors—Seven-Year Term Risk” in the prospectus. The Fund does not have any particular targeted type of investor, and will be offered broadly by the Underwriters to potential investors who might find the Fund’s objectives to be attractive.

6.	Comment: Please explain supplementally how “target term” funds such as the Fund are different from “target date” funds, and disclose in the prospectus that the Funds are not target date funds to avoid any potential investor confusion.

Response: “Target date” funds are typically open-end fund products that offer investors a portfolio that evolves over time, initially consisting primarily of more aggressive investments such as equities, and ultimately consisting primarily of more conservative fixed-income investments. Target date funds are often marketed to investors who expect that they will need capital for a specific purpose, such as retirement, beginning at a particular time in the future. Although the Fund is expected to invest in shorter-maturity instruments as its Termination Date approaches, the Fund is not required to adhere to a particular investment “glide path” that specifies an asset allocation that will apply at each point in the Fund’s life. Whereas a target date fund will typically seek to attain a particular portfolio composition at a given time in the future, the Fund has an objective of returning a set amount to investors after a set period, and will cease operations in conjunction with its final distribution. In the interest of clarity, the Fund has added the following as the final paragraph in the “Prospectus Summary—Seven-Year Term” section of the prospectus:

The Fund should not be confused with a so-called “target date” or “life cycle” fund whose asset allocation becomes more conservative over time as the Fund’s target date (often associated with retirement) approaches and does not typically terminate upon the target date.

7.	Comment: The Fund expects to replace all or a portion of any short-term borrowings with longer-term fixed rate financing within the Fund’s first year of operations. Please disclose that this may include leveraging the Fund’s capital structure by issuing senior securities such as preferred shares or debt securities.

Response: See response to comment 8 below.

8.	Comment: Since the Fund may employ leverage by issuing senior securities such as debt securities and preferred shares, please provide a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6. Please also provide more fulsome disclosure of the risks to common shareholders of a leveraged capital structure.

Response: The Fund has revised the referenced disclosure as marked below (new disclosure underlined and deletions in ~~strikethrough~~):

Leverage. The Fund currently anticipates that it will initially engage in bank borrowings through the use of a short-term credit facility for leverage, as soon as practicable after the closing of this offering, with an aggregate principal amount equal to approximately 28% of the Fund’s managed assets (including the assets obtained through such borrowings) immediately after issuance of such borrowings. The Fund currently expects to replace all or a portion of such short-term borrowings with longer-term, fixed-rate financing within the Fund’s first year of operations. The Fund’s longer-term leverage financing is expected to consist of fixed-rate debt instruments and/or preferred shares, which will be senior securities (as will the short-term credit facility).

Leverage is a speculative technique and there are special risks and costs involved. When leverage is employed, the Fund’s net asset value and the market price of the Fund’s Common Shares and the yield to holders of Common Shares will be more volatile than if leverage was not used. If the Fund uses leverage, the amount of fees paid to the Investment Manager for its services will be higher than if the Fund does not use leverage, because the fees paid are calculated based on managed assets, which includes assets acquired with leverage. Because the Investment Manager earns fees based on managed assets, the Investment Manager has a financial incentive for the Fund to use certain forms of leverage, such as borrowings, debt securities or preferred shares, which may create a conflict of interest between the Investment Manager, on the one hand, and the Common Shareholders, on the other hand. ~~Leverage is a speculative technique and there are special risks and costs involved.~~ There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed.

9.	Comment: Footnote (2) to the pricing table addresses the payment of offering expenses by the Fund and the Investment Manager. The fourth sentence provides an estimate of the total offering expenses and the amount that would be paid by the Fund. Please include in the footnote the amount that would be paid by the Investment Manager and also express that amount on a per share basis. Please make similar revisions to footnote (1) to the fee table in the section “Summary of Fund Expenses.”

Response: The requested changes have been made. Footnote (2) to the pricing table and footnote (1) to the fee table in the section “Summary of Fund Expenses” have each been modified to include the sentence below. Exact dollar figures will be included in a future filing.

The aggregate offering expenses payable by the Investment Manager are estimated to be $[    ] (approximately $[    ] per Common Share).

Prospectus Summary—Investment Policies, pages 3-5

10.	Comment: Of the 80% of Managed Assets invested in convertible securities and income-producing debt instruments, it is expected that a “substantial portion” will consist of high yield securities (sometimes referred to as “junk” securities). Please define (i.e., quantify) “substantial portion.” In addition, when describing this investment policy, please identify the lowest rating of any instrument in which a Fund may invest. Please also disclose whether the Fund invests in distressed securities (e.g., where the issuer is experiencing financial difficulties or distress at the time of acquisition). We note that you have risk disclosure on page 20 which states that “issuers of securities held by the Fund may become financially stressed or distressed” but it is not clear from the disclosure whether the Fund may purchase securities that are distressed at the time of acquisition.

Response: The Fund has added the below guidelines to its “Portfolio Summary—Investment Policies” disclosure, which relate to high yield investments as well as investments in convertible securities and senior secured debt:

The Fund expects its investments in high yield securities, convertible securities and Senior Secured Loans to generally vary within the following ranges, depending on market conditions and other factors: 30-70% of managed assets (high yield securities), 30-70% of managed assets (convertible securities) and 0-30% of managed assets (Senior Secured Loans). These ranges are approximations and the Fund may deviate from them, subject to any applicable restrictions stated in the preceding or following bullet points.

The Fund has also added the below to its bulleted list of investment policies:

The Fund will invest at least 30% of its managed assets in high yield securities.

The Fund has also added the below as the third paragraph following its bulleted list of investment policies:

The Fund’s policy of investing no more than 10% of its managed assets in securities rated CCC+/Caa1 or lower, or that are unrated but judged to be of comparable quality, may result in the Fund investing in “distressed” securities.

The issuer of a “distressed” security is experiencing financial difficulties or distress at the time the Fund acquires such security. “Distressed” securities involve special risks, including a substantial risk of future default.

The Fund notes that it discloses the lowest rating of an instrument in which it may invest in the “Prospectus Summary—Portfolio Contents—High Yield Securities” section of the prospectus. The Fund has added a reference to “non-default” ratings for added clarity, as shown below (addition underlined):

The Fund may invest in high yield securities of any non-default rating, including securities given the lowest non-default rating (Caa by Moody’s or C by S&P or Fitch, as described in Appendix A) or unrated securities judged to be of comparable quality by the Investment Manager.”

11.	Comment: Please disclose any criteria as to maturity and/or duration that the Fund will use when investing in debt securities.

Response: The Fund has revised its disclosure regarding its policy to not invest in securities with an effective maturity date extending beyond March 1, 2025 as follows (new disclosure underlined and deletions in ~~strikethrough~~):

•	The Fund may invest securities of any maturity or duration, except that the Fund will not invest in securities with an ~~effective~~ expected maturity date extending beyond March 1, 2025.

Prospectus Summary—Dividends and Distributions, pages 14-16

12.	Comment: In various places throughout the filing, including on page 14 of the prospectus, there is disclosure stating that for the purpose of pursuing the Fund’s investment objective of returning the Original NAV, the Fund “may retain all or a portion of its gains.” Please reconcile the prospect of a Fund retaining “possibly all” of its gains with disclosure regarding the Fund’s intention to maintain its status as a regulated investment company.

Response: The Fund has made the below revisions to the relevant disclosure (new disclosure underlined and deletions in ~~strikethrough~~):

The Fund also may retain a portion of its short-term gains and all or a portion of its long-term gains.

…

The Fund will continue to ~~pay~~ distribute at least the percentage of its net investment income and any gains necessary to maintain its qualification for treatment as a regulated investment company for U.S. federal income tax purposes, which may require the Fund to retain less income and gains than it otherwise would as described above.

Conforming changes have been made where necessary throughout the Registration Statement.

13.	Comment: The disclosure states that the Fund, in seeking to return the Original NAV to investors, intends to retain a “limited portion” of its net investment income. Please reconcile this with the cover page disclosure, which states the Fund’s intention to set aside a “portion” of its net investment income.

Response: The Fund has added the word “limited” in all instances.

14.	Comment: The disclosure states “there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s net investment income and net realized capital gains for the relevant year (including as reduced by any capital loss carry-forwards).” In such a situation, the amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital. Please clarify that a return of capital should not be considered as the total return or yield of an investment in the Fund’s common shares. Shareholders who receive a return of capital should not be under the impression that the source of a distribution from the Fund investment performance when it is not.

Response: The Fund has added the following as the final sentence of the referenced paragraph: “Fund distributions may consist of amounts derived from several sources and may not be indicative of investment performance. Because the Fund’s distributions may include a return of capital, they should not be confused with yield or income.”

Prospectus Summary—Summary of Fund Expenses, pages 27-28

15.	Comment: The introduction to the fee table states that the Fund fee table is based on the assumption that the Fund borrows an amount equal to 28% of Managed Assets. Footnote (5) to the fee table says that the Fund will borrow 28% of Total Assets. Please revise this apparent inconsistency.

Response: The footnote has been revised to indicate that the fee table assumes borrowings of approximately 28% of the Fund’s managed assets.

16.	Comment: The Fund currently intends to replace all or a portion of the initial short-term borrowings with longer-term, fixed-rate financing by issuing debt securities or preferred shares and/or through borrowings within the first year of the Fund’s operations, subject to availability, market conditions and the Investment Manager’s market outlook. Please explain to the staff how you determined the Fund’s expenses, as reflected in the fee table, associated with the Fund’s anticipated issuance of debt securities and/or preferred shares, including offering expenses and interest payments on borrowed funds.

Response: For the purposes of its “Estimated Annual Expenses” table, the Fund has estimated a borrowing cost based on current market rates for longer-term financing, and assume that this estimated rate applies for its full first year of operations. Any short-term borrowings that the Fund uses initially are likely to have lower costs than longer-term facilities. For this reason, the Fund believes that inclusion of the estimated longer-term financing costs in the fee table is more conservative than the short-term borrowing costs that may apply for a portion of the Fund’s initial year of operations. The Fund has explained these assumptions in detail in footnote (5) to the “Estimated Annual Expenses” table, which is reproduced below (with new disclosure underlined and deletions in ~~strikethrough~~):

Assumes the use of leverage, in the form of longer-term fixed rate borrowings (which is expected to be obtained during the first year of the Fund’s operations in replacement of initial short-term borrowings), representing approximately ~~[~~28~~]~~% of the Fund’s ~~total~~ managed assets (including ~~the amounts of leverage~~ assets obtained through the use of such instruments) (i.e., leverage representing approximately ~~[    ]~~ 39% of the Fund’s net assets attributable to Common Shareholders) at an annual interest rate cost to the Fund of ~~[    ]~~ 3.35%, which is based on current market conditions. See “Leverage—Effects of Leverage.” The Fund may use forms of leverage other than and/or in addition to borrowings, which may be subject to different interest expenses than those estimated above. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings or other forms of leverage and variations in market interest rates. Interest expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.

Prior to effectiveness of the Registration Statement, the Fund will review its borrowing cost estimates and will update its “Estimated Annual Expenses” table and the above footnote if necessary.

17.	Comment: As stated in the prospectus, the Fund will be subject to U.S. federal excise taxes and U.S. federal corporate income taxes to the extent it sets aside and retains in its net assets (and therefore its NAV) a portion of its net investment income in pursuit of its objective of returning Original NAV. Please explain whether, and if so, how, the excise tax will be reflected in the Fund fee table.

Response: While the Fund may eventually incur excise tax in connection with its retention of investment income, the Fund is not expected to incur excise tax during its initial fiscal year. Accordingly, excise taxes are not reflected in the fee table.

18.	Comment: The disclosure states, on page 88, that as part of the Fund’s payment of the Fund’s offering expenses, the Fund has agreed to pay expenses related to the filing fees incident to, and the reasonable fees and disbursements of counsel to the underwriters in connection with, the review by FINRA of the terms of the sale of the Common Shares. Please confirm whether such expenses are reflected in the Fund fee table.

Response: The referenced expenses, together with other offering expenses, have been included in the Fund’s fee table as “Offering expenses borne by the Fund (as a percentage of offering price).” As indicated in footnote (1) to the fee table, the Fund is responsible for these expenses in an amount up to $0.02 per share, beyond which they are to be borne by the Investment Manager.

19.	Comment: The Fund may invest in securities of other open- or closed-end investment companies, including, without limitation, exchange-traded funds. Please confirm that, in the event that Acquired Fund Fees and Expenses (AFFE) are expected to exceed 0.01% of the average net assets of the Fund, a line item for AFFE will be included in the fee table. If the fund’s AFFE are not expected to exceed 0.01% confirm that the AFFE will be included in “Other Expenses.”

Response: The Fund confirms that AFFE are not currently expected to exceed 0.01% for the Fund’s initial fiscal year. AFFE, if any, will be included in “Other Expenses” in the Fund’s fee table.

20.	Comment: Please delete “[a]s required by relevant SEC regulations” from the narrative preceding the Example.

Response: The requested change has been made.

Investment Objectives and Policies—Fundamental Investment Restrictions, page 32

21.	Comment: Please revise the concentration limitation to also state that the Fund may not concentrate in a group of industries. See section 8(b) of the Investment Company Act. Please also make the same change in item (1) of Investment Restrictions on page 45 of the SAI.

Response: The Fund respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) and relevant SEC guidance. Section 8(b)(1) requires an investment company to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Neither the 1940 Act nor Form N-2 indicate whether an investment company may “concentrate” in a group of industries. Although applicable to open-end funds, former Guide 19 to Form N-1A stated, “It is the position of the Staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration….If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry.”1 (Emphasis added.) The Fund therefore believes that its disclosure is

[1]

Guide 19 to Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. 33-6479 (August 12, 1983). Although the guidelines have since been rescinded, we believe Guide 19 continues to be instructive.

appropriate under Section 8(b). The Fund notes, further, that its concentration policy, as formulated, is consistent with concentration policies used by other investment companies in the AllianzGI complex (see, e.g., AllianzGI Diversified Income & Convertible Fund, AllianzGI Convertible & Income Fund, AllianzGI Convertible & Income Fund II, AllianzGI Equity & Convertible Income Fund and AllianzGI NFJ Dividend, Interest & Premium Strategy Fund), whose registration statements have been declared effective by the SEC.

Use of Leverage, pages 39-40

22.	Comment: We have the following comments as to your disclosure in this section:

(a) With respect to paragraph five, starting with the sentence that reads “[t]he 1940 Act generally prohibits the Fund from engaging in most forms of leverage . . ., ” please revise your disclosure to eliminate obligations under bank loans and loans of portfolio securities as transactions that may be covered by asset segregation. Please note that bank borrowings must comply with the statute’s 300% asset coverage requirement and are not entitled to use asset segregation and non-asset segregation cover alternatives. With respect to loans of portfolio securities, please note that the cover approach that the staff has recognized as an alternative to the statutory 300% asset coverage requirement is for the Fund to limit the amount of securities on loan to 1/3 of total assets (as opposed to asset segregation).

Response: The relevant disclosure has been revised as follows (new disclosure underlined and deletions in ~~strikethrough~~):

The 1940 Act generally prohibits the Fund from engaging in most forms of leverage (including bank loans, commercial paper or other credit facilities, and, to the extent that such instruments are not covered as described below, reverse repurchase agreements, dollar rolls and similar transactions, credit default swaps, total return swaps and other derivative transactions, ~~loans of portfolio securities,~~ short sales and when- issued, delayed delivery and forward commitment transactions~~, to the extent that these instruments are not covered as described below~~)….

(b) With respect to the sentence in the same paragraph that reads “[t]he Fund may (but is not required to) cover its commitments under derivatives and certain other instruments by the segregation of liquid assets, or by entering into offsetting transactions or owning positions covering its obligations:”

(i) Please revise to make clear that if the Fund does not “cover its commitments. . .by the segregation . . .” and if the commitments are senior securities, the Fund would need to comply with the 1940 Act’s 300% asset coverage requirement.

(ii) Please also revise your disclosure to state: (1) asset segregation of liquid assets will be utilized only in accordance with Commission and staff guidance (which specify the amounts that must be segregated and other parameters); and

(2) offsets and other non-asset segregation cover methods are also only permitted for the transactions identified in, and in accordance with, staff guidance, e.g., the Dreyfus no-action letter (pub. avail. June 22, 1987).

Response: In response to comments 22(b)(i) and (ii), the Fund has revised the relevant disclosure as follows (new disclosure underlined and deletions in ~~strikethrough~~):

To the extent that the Fund does not maintain~~s~~ segregated assets or otherwise does not cover~~s~~ certain of these instruments in accordance with guidance from the SEC and its staff, they will ~~not~~ be considered “senior securities” under the 1940 Act and therefore will ~~not~~ be subject to the 1940 Act 300% asset coverage requirement ~~otherwise~~ applicable to forms of leverage used by the Fund. ~~However, such~~ Such instruments, even if covered, may represent a form of economic leverage and create special risks.

(iii) Please disclose that when the Fund sells or writes a credit default swap, it will segregate the full notional amount of the swap to cover such obligation, rather than “the full notional amount of the swap (minus any amounts owed to the Fund)” as disclosed on page 38 of the SAI.

Response: The Fund has revised the relevant disclosure as follows (new disclosure underlined and deletions in ~~strikethrough~~):

In connection with credit default swaps in which the Fund is the buyer or the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis (when the Fund is the buyer), or the full notional amount of the swap (minus ~~any amounts owed to the Fund~~ collateral on deposit and plus or minus any amount the Fund is obligated to pay or is to receive under the swap agreement) (when the Fund is the seller).

(c) Please revise your disclosure here and elsewhere (See e.g., disclosure on pages 25, 54 and 55) consistent with the above comments.

Response: Conforming changes have been made as necessary throughout the Registration Statement.

Risks Factors—Derivatives Risk, page 49

23.

Comment: The Fund may invest in derivative instruments, including financial futures contracts and options thereon, swaps (including interest rate and credit default swaps), options on swaps, and other derivative instruments. The Division of Investment Management made a number of observations about derivatives related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, http://www.sec.gov/divisions/investment/guidance/ ici073010.pdf. Please review the observations set forth in that letter and revise your risk disclosure to address the specific types of derivatives in which the Fund may invest.

Response: The Fund has reviewed the derivatives-related disclosure in the Registration Statement and believes that this disclosure is consistent with the referenced July 30, 2010 letter.

Risk Factors—Loans, Participations and Assignments, pages 51-52

24.	Comment: Your principal risk disclosure does not address the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please explain to us whether you have considered adding this risk as a principal risk of investing in the Fund. If you have determined that it is not a principal risk, please explain to us the basis for that determination. Otherwise, please revise your principal risk disclosure to include this risk as principal risk of investing in the Fund.

Response: The “Loans, Participations and Assignment Risk” in the “Risk Factors” section of the prospectus includes the following:

It is unclear whether loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation. In the absence of definitive regulatory guidance, the Fund will rely on AllianzGI U.S.’s research in an attempt to avoid situations where fraud or misrepresentation could adversely affect the Fund.

This disclosure appeared in the Initial Filing and will be retained in future filings.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Restrictions, pages 45-46

25.	Comment: A fund (and its adviser) may not ignore the investments of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

Response: The Fund has added the following sentence at the end of the “Investment Restrictions” section of the SAI: “To the extent an underlying investment company in which the Fund invests has adopted a policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.”

Management of the Fund—Securities Ownership, pages 51-52

26.	Comment: Please furnish the information required by Item 19 of Form N-2 as of a date within 30 days of the filing of an amendment to the registration statement.

Response: The requested information will be provided in Pre-Effective Amendment No. 1 or in a subsequent pre-effective amendment to the Fund’s Registration Statement.

Additional Information, page 63

27.	Comment: The disclosure states: “Neither this prospectus, nor the related Statement of Additional Information, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.” Please explain the basis for this disclosure.

Response: The language is intended to clarify for investors that the Fund’s prospectus and SAI do not establish a contractual or other legal relationship between investors and the Fund beyond the relationship established by federal and/or state law. This disclosure is consistent with disclosure that many registered investment companies added to their registration statements following Northstar Financial Advisors Inc. v. Schwab Investments et al.2

PART C

28.	Comment: Section 6(a) of the Securities Act of 1933 requires that a registration statement be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. The signature page of the registration statement does not appear to comply with Section 6(a) in that a majority of the trustees have not provided a signature. Please conform the signature page to comply with Section 6(a) in an amendment to the registration statement.

Response: The Fund’s Board of Trustees currently consists of one member. The additional trustees named in the SAI are expected to be appointed before the Registration Statement becomes effective. Future signature pages to the Registration Statement will be revised as necessary to reflect the expected changes to the composition of the Fund’s Board of Trustees.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

[2]	Northstar Fin. Advisors, Inc. v. Schwab Invs., 779 F.3d 1036, 2015 U.S. App. LEXIS 3670 (9th Cir. 2015), as amended by Northstar Fin. Advisors, Inc. v. Schwab Invs., 2015 U.S. App. LEXIS 7027 (9th Cir. 2015).

Very truly yours,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Craig Ruckman, Esq.

David C. Sullivan, Esq.

Jordan M. Marciello, Esq.